Exhibit 4.2

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of January 4, 2024, by and among ARCADIUM LITHIUM PLC, a public limited company incorporated under the laws of the Bailiwick of Jersey (“NewCo”), LIVENT CORPORATION, a Delaware corporation (the “Company”), and U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION (as successor-in-interest to U.S. Bank National Association), as trustee (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Company and the Trustee are parties to that certain Indenture, dated as of June 25, 2020, by and between the Company and the Trustee (the “Indenture”), pursuant to which the Company issued its 4.125% Convertible Senior Notes due 2025 (the “Notes”);

WHEREAS, on May 10, 2023, the Company entered into a Transaction Agreement, which was subsequently amended by the Amendment to Transaction Agreement, dated as of August 2, 2023, the Second Amendment to Transaction Agreement, dated as of November 5, 2023 and the Third Amendment to Transaction Agreement, dated as of December 20, 2023 (and as may further be amended from time to time, the “Transaction Agreement”), with Allkem Limited, an Australian public company limited by shares (“Allkem”), and NewCo, which was subsequently joined by Lightning-A Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Arcadium Lithium Intermediate IRL Limited, a private company limited by shares and incorporated and registered in Ireland, providing for a combination of the Company and Allkem in a merger of equals;

WHEREAS, in accordance with the Transaction Agreement, at the closing of the transactions contemplated thereby on the date hereof: (a) pursuant to a scheme of arrangement under Australian law (the “scheme”), each issued, fully paid ordinary share of Allkem was exchanged for (i) where the Allkem shareholder did not elect to receive ordinary shares, par value $1.00 per share, of NewCo (each, a “NewCo Share”), one NewCo CHESS Depositary Instrument (a “CDI”) quoted on the Australian Securities Exchange representing a beneficial ownership interest (but not legal title) in one NewCo Share (with exceptions for certain jurisdictions in which Allkem shareholders may receive NewCo Shares unless they elect otherwise) and (ii) where the Allkem shareholder did elect to receive NewCo Shares, one NewCo Share (provided that, where an Allkem shareholder had a registered address in an ineligible jurisdiction, the Allkem shares of the ineligible Allkem shareholder were transferred to a sale nominee prior to the scheme implementation, and the sale nominee was then issued CDIs under the scheme and subsequently sold all of the CDIs issued to it and remitted a pro-rata share of the net proceeds of the sale of all of the CDIs issued to the sale nominee to each ineligible Allkem shareholder); and (b) after the scheme implementation, Merger Sub merged with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of NewCo (the “Merger”), pursuant to which each share of Common Stock of the Company, other than certain excluded shares, was converted into the right to receive 2.406 NewCo Shares, which NewCo Shares are listed on the New York Stock Exchange;

WHEREAS, as a result of the transactions consummated pursuant to the Transaction Agreement, each of Livent and Allkem became a wholly owned subsidiary of NewCo, former Company stockholders became holders of NewCo Shares and former Allkem shareholders became holders of NewCo Shares or CDIs;

WHEREAS, Section 11.01 of the Indenture permits the Company to merge with and into another Person so long as (a) the Company is the surviving Person in such merger, and (b) immediately after giving effect to such merger, no Default or Event of Default shall have occurred and be continuing under the Indenture;

WHEREAS, the Company was the surviving Person in the Merger, and immediately after giving effect to the Merger, no Default or Event of Default had occurred or was continuing under the Indenture;

WHEREAS, Section 14.07(a)(ii) of the Indenture provides that, in the case of any consolidation, merger or combination involving the Company as a result of which the Common Stock would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof) (any such event, a “Merger Event”), then, at and after the effective time of such Merger Event, the right to convert each $1,000 principal amount of Notes shall be changed into a right to convert such principal amount of Notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of Common Stock equal to the Conversion Rate immediately prior to such Merger Event would have owned or been entitled to receive (the “Reference Property,” with each “unit of Reference Property” meaning the kind and amount of Reference Property that a holder of one share of Common Stock is entitled to receive) upon such Merger Event and, prior to or at the effective time of such Merger Event, the Company or the successor or purchasing Person, as the case may be, shall execute with the Trustee a supplemental indenture permitted under Section 10.01(g) providing for such change in the right to convert each $1,000 principal amount of Notes; provided, however, that at and after the effective time of the Merger Event (A) the Company shall continue to have the right to determine the form of consideration to be paid or delivered, as the case may be, upon conversion of Notes in accordance with Section 14.02 and (B) (I) any amount payable in cash upon conversion of the Notes in accordance with Section 14.02 shall continue to be payable in cash, (II) any shares of Common Stock that the Company would have been required to deliver upon conversion of the Notes in accordance with Section 14.02 shall instead be deliverable in the amount and type of Reference Property that a holder of that number of shares of Common Stock would have been entitled to receive in such Merger Event and (III) the Daily VWAP shall be calculated based on the value of a unit of Reference Property;

WHEREAS, the Merger is a Merger Event, the NewCo Shares are the Reference Property, and a unit of Reference Property is 2.406 NewCo Shares, which is the merger consideration with respect to each share of Common Stock of the Company (other than certain excluded shares) in the Merger;

WHEREAS, in accordance with Section 14.07(a)(ii), the Company, NewCo and the Trustee desire to execute a supplemental indenture providing that the right to convert each $1,000 principal amount of Notes shall be changed into a right to convert such principal amount of Notes into 275.459331 NewCo Shares, which is the Conversion Rate of 114.4885 shares of Common Stock per $1,000 principal amount of Notes multiplied by 2.406 NewCo Shares;

WHEREAS, Section 10.01(g) provides that, without the consent of any Holder, the Company, when authorized by the resolutions of the Board of Directors, and the Trustee, at the Company’s expense, may from time to time and at any time enter into a supplemental indenture in connection with a Merger Event to provide that the Notes are convertible into Reference Property, subject to the provisions of Section 14.02, and make such related changes to the terms of the Notes to the extent expressly required by Section 14.07, and the Company, NewCo and the Trustee desire to enter into this Supplemental Indenture in order to do so and to comply with Section 14.07(a)(ii); and

WHEREAS, all conditions for the execution and delivery of this Supplemental Indenture have been complied with or have been done or performed.

NOW, THEREFORE, THIS FIRST SUPPLEMENTAL INDENTURE WITNESSETH:

In consideration of the foregoing and for other good and valuable consideration, receipt of which is hereby acknowledged, the Company, NewCo and the Trustee agree as follows for the equal and ratable benefit of the holders of the Notes:

ARTICLE 1
Definitions

Section 1.01         General.  Capitalized terms used but not defined herein shall have the meanings assigned to them in the Indenture.

ARTICLE 2
Effect of Merger

Section 2.01         Effect of Merger.  In accordance with Section 14.07(a)(ii), the right to convert each $1,000 principal amount of Notes is hereby changed into a right to convert such principal amount of Notes into 275.459331 NewCo Shares. The NewCo Shares are the Reference Property and a unit of Reference Property is 2.406 NewCo Shares. The provisions of the Indenture, as modified herein, shall continue to apply, mutatis mutandis, to the Holders’ right to convert the Notes into the NewCo Shares as the Reference Property.

Section 2.02         For purposes of Section 17.03 of the Indenture, a notice or communication to NewCo should be addressed as follows:

Arcadium Lithium plc
Suite 12, Gateway Hub
Shannon Airport House
Shannon, Co. Clare V14 E370
Ireland
Attention:	Gilberto Antoniazzi
Vice President, Chief Financial Officer and Treasurer

ARTICLE 3
Miscellaneous Provisions

Section 3.01         Effectiveness; Construction.  This Supplemental Indenture shall become effective upon its execution and delivery by the Company and the Trustee as of the date hereof.  Upon such effectiveness, the Indenture shall be supplemented in accordance herewith.  This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby.  The Indenture and this Supplemental Indenture shall henceforth be read and construed together.

Section 3.02         Indenture Remains in Full Force and Effect.  Except as supplemented hereby, all provisions in the Indenture shall remain in full force and effect.

Section 3.03         Trustee Matters.  The Trustee accepts the Indenture, as supplemented hereby, and agrees to perform the same upon the terms and conditions set forth therein, as supplemented hereby.  The Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, including, without limitation, its right to be indemnified, whether or not elsewhere herein so provided.  The recitals contained in this Supplemental Indenture shall be taken as the statements of NewCo and the Company and the Trustee assumes no responsibility for their correctness.  The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

Section 3.04         No Third-Party Beneficiaries.  Nothing in this Supplemental Indenture, expressed or implied, shall give to any Person, other than the parties to the Indenture, any Paying Agent, any Conversion Agent, any authenticating agent, any Note Registrar and their successors under the Indenture or the Holders, any benefit or any legal or equitable right, remedy or claim under the Indenture, as supplemented hereby.

Section 3.05         Severability.  In the event any provision of this Supplemental Indenture shall be invalid, illegal or unenforceable, then (to the extent permitted by law) the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired.

Section 3.06         Headings.  The Article and Section headings of this Supplemental Indenture have been inserted for convenience of reference only and are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof

Section 3.07         Successors.  All agreements of the Company, NewCo and the Trustee in this Supplemental Indenture shall bind their respective successors and assigns whether so expressed or not.

Section 3.08         Governing Law.  THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Section 3.09         Company Surviving Person in Merger; No Defaults.  In accordance with Section 11.01 of the Indenture, the Company and NewCo each represent and warrant that the Company was the surviving Person in the Merger and no Default or Event of Default had occurred or was continuing at the effective time of the Merger.

Section 3.10         Counterpart Signatures.  This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument. The Trustee shall have the right to accept and act upon any notice, instruction, or other communication, including any funds transfer instruction, (each, a “Notice") received pursuant to this Supplemental Indenture by electronic transmission (including by e-mail, facsimile transmission, web portal or other electronic methods) and shall not have any duty to confirm that the person sending such Notice is, in fact, a person authorized to do so. Electronic signatures believed by Trustee to comply with the ESIGN Act of 2000 or other applicable law (including electronic images of handwritten signatures and digital signatures provided by DocuSign, Orbit, Adobe Sign or any other digital signature provider identified by any other party hereto and acceptable to Trustee) shall be deemed original signatures for all purposes. Each other party to this Supplemental Indenture assumes all risks arising out of the use of electronic signatures and electronic methods to send Notices to Trustee, including without limitation the risk of Trustee acting on an unauthorized Notice and the risk of interception or misuse by third parties. Notwithstanding the foregoing, Trustee may in any instance and in its sole discretion require that a Notice in the form of an original document bearing a manual signature be delivered to Trustee in lieu of, or in addition to, any such electronic Notice.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first written above.

ARCADIUM LITHIUM PLC

By:	/s/ Gilberto Antoniazzi
Name:	Gilberto Antoniazzi
Title:	Vice President, Chief Financial Officer and Treasurer

LIVENT CORPORATION

By:	/s/ Gilberto Antoniazzi
Name:	Gilberto Antoniazzi
Title:	Vice President and Chief Financial Officer

[Signature Page to Supplemental Indenture]

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION (as successor-in-interest to U.S. Bank National Association), as Trustee

By:	/s/ Michael Judge
Name:	Michael Judge
Title:	Vice President

[Signature Page to Supplemental Indenture]